Exhibit 12(a)
FPL GROUP, INC. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (a)
Three Months Ended March 31, 2004

(millions of dollars)
Earnings, as defined:
Net income	$138
Income taxes	28
Fixed charges included in the determination of net income, as below	126
Amortization of capitalized interest	2
Distributed income of equity method investees	8
Less: Equity in earnings of equity method investees	15

Total earnings, as defined	$287

Fixed charges, as defined:
Interest charges	$122
Rental interest factor	4

Fixed charges included in the determination of net income	126
Capitalized interest	12

Total fixed charges, as defined	$138

Ratio of earnings to fixed charges and ratio of earnings
to combined fixed charges and preferred stock dividends (a)	2.08

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(a)

FPL Group, Inc. has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.